Exhibit 99.2

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG

ISIN: ZAE000008819 (Suspended)

Nasdaq trading symbol: RANGY (delisted)

ADR ticker symbol: RNG

("Randgold" or "the Company")

FURTHER CAUTIONARY ANNOUNCEMENT

Shareholders are advised, that until such time as Randgold publishes audited annual financial statements for the two years ended 31 December 2005, and due to the fact that Randgold is currently the subject of ongoing forensic investigation, shareholders are therefore advised to continue exercising caution when dealing in their Randgold shares (Over-the-Counter).

Johannesburg

15 May 2005